Exhibit 99.1

Aurinia Announces Appointment of Peter Greenleaf as Chief Executive Officer and Board Director and the Elevation of Dr. George M. Milne, Jr. to Chairman of the Board

  Appointments effective as of April 29, 2019
  Dr. Richard M. Glickman to retire from executive and board roles and remain an advisor to the Company for one year

VICTORIA, British Columbia--(BUSINESS WIRE)--April 11, 2019--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX: AUP) (“Aurinia” or the “Company”), a late clinical-stage biopharmaceutical company focused on the global immunology market, today announced the appointment of Mr. Peter Greenleaf as Chief Executive Officer and as a Director on the Aurinia Board. The Company also announced the elevation of George M. Milne, Jr., Ph.D. to Chairman of the Board of Directors. Dr. Richard M. Glickman, who previously announced his plans to retire on November 6, 2018, will step down from his role as Chairman and CEO concurrent with Mr. Greenleaf’s appointment on April 29, 2019, and will remain an advisor to the Company for a period of 12 months.

With more than twenty years of experience leading pharmaceutical and biotech firms, Mr. Greenleaf most recently served as the CEO of Cerecor, a leading U.S. pediatric orphan and rare disease pharmaceutical company. Prior to that, Mr. Greenleaf was the Chairman and CEO of Sucampo Pharmaceuticals which he led through the successful sale to Mallinckrodt Pharmaceuticals, PLC for $1.2B. Previously, Mr. Greenleaf served as the CEO and Board member of Histogenics, a regenerative medicine company. Prior to that he was the President of MedImmune, Inc, the global biologics arm of AstraZeneca, and President of MedImmune Ventures, a wholly owned venture capital fund within the AstraZeneca Group, where he led investment in emerging biopharmaceutical, medical device, and diagnostic companies.

“It is a pleasure to welcome Peter as the next Chief Executive Officer of Aurinia. As a seasoned leader in the pharmaceutical industry, Peter’s extensive knowledge of clinical and overall operations, along with business development and commercialization expertise, are ideally aligned with the next stages of growth for voclosporin and Aurinia,” stated Dr. George Milne, incoming Chairman of the Board of Aurinia Pharmaceuticals.

“The Aurinia team has made extraordinary progress with voclosporin, which I believe to be a truly transformative drug for the potential treatment of proteinuric kidney diseases, such as lupus nephritis (“LN”), as well as a unique opportunity for the treatment of dry eye syndrome (“DES”),” commented Mr. Greenleaf. “To that end, I am very excited to lead the Company at this pivotal time and through several critical datapoints over the next year including Phase 3 trial results by the end of 2019, followed by the planned regulatory submission and preparations for the potential commercialization of voclosporin during 2020.”

Dr. Milne further commented, “I am also humbled to be assuming the Chairman role from Dr. Glickman. On behalf of the entire board and organization, I would like to thank Dr. Glickman for all of his efforts and contributions that have brought Aurinia to where it is today. As we wish him all the best on his retirement, we are also gratified to have his insight as an advisor for the next year.”

Dr. Glickman stated, “Consistent with the succession planning set into motion last November, I am confident that Peter is the correct individual to lead Aurinia through the next set of value inflection points including the upcoming AURORA Phase 3 results, preparing for the potential launch of voclosporin, and expansion of the VOS dry eye syndrome program.”

About Mr. Peter Greenleaf

Peter Greenleaf previously served as CEO of Cerecor, Inc., since March 2018. Prior to that he served as Chairman and CEO of Sucampo Pharmaceuticals, Inc. from March 2014 to February 2018, when Sucampo was sold to Mallinckrodt PLC. Previously, Mr. Greenleaf served as CEO of Histogenics Corporation from June 2013 to March 2014, as President of MedImmune, Inc., and MedImmune Ventures from 2010 to June 2013, and Senior Vice President, Commercial Operations of MedImmune from 2006 to 2010. Mr. Greenleaf also held senior commercial roles at Centocor Biotech, Inc. (now Janssen Biotechnology, Johnson & Johnson), from 1998 to 2006, and at Boehringer Mannheim G.m.b.H. (now Roche Holdings) from 1996 to 1998. Mr. Greenleaf is a member of the Board of Directors of Cerecor since May 2017, is the Chairman of the Board of Bio-delivery Sciences since May 2018, EyeGate Pharmaceuticals since August 2018, and Antares Pharma since December 2018. Mr. Greenleaf chairs the Maryland Venture Fund Authority, and previously served on the boards of BIO, PhARMA, the Tech Council of Maryland and the University of Maryland Baltimore Foundation, Inc. Mr. Greenleaf earned an MBA degree from St. Joseph’s University and a BS degree from Western Connecticut State University.

About George M. Milne, Jr., Ph.D.

Dr. Milne was appointed to the Aurinia Board of Directors in May 2017 and serves as Chair of the Company’s Governance & Nomination Committee. Dr. Milne has over 30 years of experience in pharmaceutical research and product development. He joined Pfizer in 1970 and held a variety of positions conducting both chemistry and pharmacology research. Dr. Milne became director of the department of immunology and infectious diseases at Pfizer in 1981, was its executive director from 1984 to 1985, and was vice president of research and development from 1985 to 1988. He was appointed senior vice president in 1988. In 1993 he was appointed President of Pfizer Central Research and a senior vice president of Pfizer with global responsibility for human and veterinary medicine research and development. Dr. Milne has served on multiple corporate boards including Mettler-Toledo, Inc., MedImmune, Athersys, Biostorage Technologies, Aspreva, and Conor Medsystems. Dr. Milne received his B.Sc. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from MIT.

About Aurinia
Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the potential treatment of LN, Focal Segmental Glomerulosclerosis (“FSGS”), and DES. The Company is headquartered in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at http://www.auriniapharma.com.

About Voclosporin
Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,400 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship (potentially requires no therapeutic drug monitoring), an increase in potency (vs cyclosporin), and an improved metabolic profile compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension. Further, the new Notice of Allowance is expected to result in the issuance of a U.S. patent with a term extending to December 2037. If the FDA approves the use of voclosporin for LN and the label for such use follows the dosing protocol under the Notice of Allowance, the issuance of this patent will expand the scope of intellectual property protection for voclosporin to December 2037.

Forward-Looking Statements
Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include but are not limited to statements or information with respect to: voclosporin being a transformative drug for the potential treatment of proteinuric kidney diseases, such as lupus nephritis, as well as a unique opportunity for the treatment of dry eye syndrome; results from the Company’s Phase 3 trial in lupus nephritis by the end of 2019; timing for regulatory approval and commercialization of voclosporin for use in lupus nephritis; patent protection for voclosporin being extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 and until April 2028 with an anticipated pediatric extension; and intellectual property protection for voclosporin being extended to December 2037 in respect of a patent anticipated to be issued in connection with a new Notice of Allowance. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “anticipate”, “will”, “believe”, “estimate”, “expect”, “intend”, “target”, “plan”, “goals”, “objectives”, “may” and other similar words and expressions, identify forward-looking statements. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about: the costs and expenses associated with Aurinia’s clinical trials; Aurinia receiving approval from regulators to proceed with commercialization; Aurinia being able to complete its clinical trials in a timely fashion; Aurinia being able to extend its patents on terms acceptable to Aurinia; and the validity of our patents. Even though the management of Aurinia believes that the assumptions made, and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our AURORA clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN business may not be as estimated; and regulatory authorities not granting approval for use of voclosporin in a commercial manner, or not granting patents or extensions for patents at all or as Aurinia currently anticipates. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor.

CONTACT:
Investor Contact:

Glenn Schulman, PharmD, MPH
Corporate Communications
gschulman@auriniapharma.com

Media Contact:
Christopher Hippolyte, 212-364-0458
Christopher.Hippolyte@syneoshealth.com